EXHIBIT 23.3

INDEPENDENT AUDITORS' CONSENT

We consent to the inclusion in Amendment No. 2 to the Registration Statement of Tower Semiconductor Ltd. (the "Company"), on Form F-3 (File No. 333-110486), of our report dated February 24, 2003, relating to the consolidated balance sheets of the Company and its subsidiary as of December 31, 2002 and 2001 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002, and to the reference to us under the headings "Selected Consolidated Financial Data" and "Experts" in the Prospectus which is part of Amendment No. 2 to the Registration Statement.

Brightman Almagor & co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
December 30, 2003